UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Marin Software Incorporated

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

56804T106

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56804T106	Page 2 of 10

1	Names of reporting persons Temasek Holdings (Private) Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Republic of Singapore
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 2,528,205*
	7	Sole dispositive power 0
	8	Shared dispositive power 2,528,205*
9	Aggregate amount beneficially owned by each reporting person 2,528,205*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 7.2%**
12	Type of reporting person (see instructions) HC

*	See Item 4 of this Schedule.
**	Based on 34,972,220 shares of Common Stock, par value US$0.001 per share (“Shares”), reported as outstanding by Marin Software Incorporated as of October 31, 2014 in its most recent quarterly report on Form 10-Q for the quarterly period ended September 30, 2014 and filed with the Securities and Exchange Commission (“SEC”) on November 7, 2014.

CUSIP No. 56804T106	Page 3 of 10

1	Names of reporting persons Temasek Capital (Private) Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Republic of Singapore
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 2,528,205*
	7	Sole dispositive power 0
	8	Shared dispositive power 2,528,205*
9	Aggregate amount beneficially owned by each reporting person 2,528,205*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 7.2%**
12	Type of reporting person (see instructions) HC

*	See Item 4 of this Schedule.
**	Based on 34,972,220 Shares reported as outstanding by Marin Software Incorporated as of October 31, 2014 in its most recent quarterly report on Form 10-Q for the quarterly period ended September 30, 2014 and filed with the SEC on November 7, 2014.

CUSIP No. 56804T106	Page 4 of 10

1	Names of reporting persons Seletar Investments Pte Ltd
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Republic of Singapore
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 2,528,205*
	7	Sole dispositive power 0
	8	Shared dispositive power 2,528,205*
9	Aggregate amount beneficially owned by each reporting person 2,528,205*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 7.2%**
12	Type of reporting person (see instructions) HC

*	See Item 4 of this Schedule.
**	Based on 34,972,220 Shares reported as outstanding by Marin Software Incorporated as of October 31, 2014 in its most recent quarterly report on Form 10-Q for the quarterly period ended September 30, 2014 and filed with the SEC on November 7, 2014.

CUSIP No. 56804T106	Page 5 of 10

1	Names of reporting persons Dunearn Investments (Mauritius) Pte Ltd
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Republic of Mauritius
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 2,528,205*
	7	Sole dispositive power 0
	8	Shared dispositive power 2,528,205*
9	Aggregate amount beneficially owned by each reporting person 2,528,205*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 7.2%**
12	Type of reporting person (see instructions) HC

*	See Item 4 of this Schedule.
**	Based on 34,972,220 Shares reported as outstanding by Marin Software Incorporated as of October 31, 2014 in its most recent quarterly report on Form 10-Q for the quarterly period ended September 30, 2014 and filed with the SEC on November 7, 2014.

CUSIP No. 56804T106	Page 6 of 10

1	Names of reporting persons Sennett Investments (Mauritius) Pte Ltd
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Republic of Mauritius
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 2,528,205*
	7	Sole dispositive power 0
	8	Shared dispositive power 2,528,205*
9	Aggregate amount beneficially owned by each reporting person 2,528,205*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 7.2%**
12	Type of reporting person (see instructions) CO

*	See Item 4 of this Schedule.
**	Based on 34,972,220 Shares reported as outstanding by Marin Software Incorporated as of October 31, 2014 in its most recent quarterly report on Form 10-Q for the quarterly period ended September 30, 2014 and filed with the SEC on November 7, 2014.

Item 1(a).	Name of Issuer:

Marin Software Incorporated

Item 1(b).	Address of Issuer’s Principal Executive Offices:

123 Mission Street, 25th Floor, San Francisco, California 94105, USA

Item 2(a).	Name of Person Filing:

(i)	Temasek Holdings (Private) Limited (“Temasek Holdings”).

(ii)	Temasek Capital (Private) Limited (“Temasek Capital”), a wholly-owned subsidiary of Temasek Holdings.

(iii)	Seletar Investments Pte Ltd (“Seletar”), a wholly-owned subsidiary of Temasek Capital.

(iv)	Dunearn Investments (Mauritius) Pte Ltd (“Dunearn”), a wholly-owned subsidiary of Seletar.

(v)	Sennett Investments (Mauritius) Pte Ltd (“Sennett”), a wholly-owned subsidiary of Dunearn.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(i)	60B Orchard Road

#06-18 Tower 2, The Atrium@Orchard,

Singapore 238891

(ii)	60B Orchard Road

#06-18 Tower 2, The Atrium@Orchard,

Singapore 238891

(iii)	60B Orchard Road

#06-18 Tower 2, The Atrium@Orchard,

Singapore 238891

(iv)	c/o CIM Corporate Services Ltd

Les Cascades,

Edith Cavell Street,

Port Louis, Republic of Mauritius

(v)	c/o CIM Corporate Services Ltd

Les Cascades,

Edith Cavell Street,

Port Louis, Republic of Mauritius

Item 2(c).	Citizenship:

(i)	Republic of Singapore

(ii)	Republic of Singapore

(iii)	Republic of Singapore

(iv)	Republic of Mauritius

(v)	Republic of Mauritius

Item 2(d).	Title of Class of Securities:

Common Stock, par value US$0.001 per share.

Item 2(e).	CUSIP Number:

56804T106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of December 31, 2014, Sennett directly owned 2,528,205 Shares. Sennett is wholly-owned by Dunearn, which in turn is wholly-owned by Seletar, which in turn is wholly-owned by Temasek Capital, which in turn is wholly-owned by Temasek Holdings. Accordingly, as of December 31, 2014, each of Temasek Holdings, Temasek Capital, Seletar and Dunearn may be deemed to have beneficially owned the 2,528,205 Shares owned directly by Sennett. There are no changes to the above shareholdings as of the date of this Schedule.

(b)	Percent of class:

As of December 31, 2014, the Shares that may be deemed to have been beneficially owned by Temasek Holdings, Temasek Capital, Seletar and Dunearn, and directly and beneficially owned by Sennett, constituted approximately 7.2% of the Shares outstanding.

All percentage calculations in this Schedule are based on 34,972,220 Shares reported as outstanding by Marin Software Incorporated as of October 31, 2014 in its most recent quarterly report on Form 10-Q for the quarterly period ended September 30, 2014 and filed with the SEC on November 7, 2014.

(c)	Number of shares as to which the person has:

With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, the Shares, please see Item 4(a) above regarding qualifications as to beneficial ownership.

(i)	Sole power to vote or to direct the vote:

0.

(ii)	Shared power to vote or to direct the vote:

Temasek Holdings: 2,528,205

Temasek Capital: 2,528,205

Seletar: 2,528,205

Dunearn: 2,528,205

Sennett: 2,528,205

(iii)	Sole power to dispose or to direct the disposition of:

0.

(iv)	Shared power to dispose or to direct the disposition of:

Temasek Holdings: 2,528,205

Temasek Capital: 2,528,205

Seletar: 2,528,205

Dunearn: 2,528,205

Sennett: 2,528,205

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015	TEMASEK HOLDINGS (PRIVATE) LIMITED(1)

	By:	/s/ Choo Soo Shen Christina
		Name:	Choo Soo Shen Christina
		Title:	Authorized Signatory

Dated: February 13, 2015	TEMASEK CAPITAL (PRIVATE) LIMITED(1)

	By:	/s/ Cheong Kok Tim
		Name:	Cheong Kok Tim
		Title:	Director

Dated: February 13, 2015	SELETAR INVESTMENTS PTE LTD(1)

	By:	/s/ Git Oi Chee
		Name:	Git Oi Chee
		Title:	Director

Dated: February 13, 2015	DUNEARN INVESTMENTS (MAURITIUS) PTE LTD(1)

	By:	/s/ Rooksana Shahabally
		Name:	Rooksana Shahabally
		Title:	Director

Dated: February 13, 2015	SENNETT INVESTMENTS (MAURITIUS) PTE LTD(1)

	By:	/s/ Rooksana Shahabally
		Name:	Rooksana Shahabally
		Title:	Director

(1)	This amendment is being filed jointly by Temasek Holdings (Private) Limited, Temasek Capital (Private) Limited, Seletar Investments Pte Ltd, Dunearn Investments (Mauritius) Pte Ltd and Sennett Investments (Mauritius) Pte Ltd pursuant to the Joint Filing Agreement dated February 10, 2014 filed as an exhibit to the statement on Schedule 13G filed by Temasek Holdings (Private) Limited, Temasek Capital (Private) Limited, Seletar Investments Pte Ltd, Dunearn Investments (Mauritius) Pte Ltd and Sennett Investments (Mauritius) Pte Ltd with respect to the issuer on February 11, 2014.